SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Pioneer Southwest Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

72388B 106

(CUSIP Number)

Mark S. Berg

Pioneer Southwest Energy Partners L.P.

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

Tel: (972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources Company 75-2702753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 18,721,200 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 18,721,200 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 18,721,200 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Pioneer Natural Resources USA, Inc. is the record holder of these Common Units. See Item 3 of Schedule 13D.

Common Unit CUSIP No. 72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources USA, Inc. 75-2516853
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 18,721,200 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 18,721,200 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 18,721,200 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Pioneer Natural Resources Company may be deemed to beneficially own these Common Units. See Item 3 of Schedule 13D.

AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2008 by Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), and Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA” and, collectively with Pioneer, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed with the Commission on December 16, 2011, and as further amended by Amendment No. 2 thereto filed with the Commission on May 7, 2013 (as amended, the “Original Schedule 13D”).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) are as follows:

Name	Pioneer Position	Pioneer USA Position	Amount Beneficially Owned
Scott D. Sheffield	Chairman of the Board of Directors and Chief Executive Officer	Chief Executive Officer	26,015
Timothy L. Dove	President and Chief Operating Officer, Director	President and Chief Operating Officer, Director	8,068
Mark S. Berg	Executive Vice President and General Counsel	Executive Vice President and General Counsel, Director	11,426
Chris J. Cheatwood	Executive Vice President, Business Development and Geoscience	Executive Vice President, Business Development and Geoscience, Director	10,000
Richard P. Dealy	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Director	23,822
William F. Hannes	Executive Vice President, Southern Wolfcamp Operations	Executive Vice President, Southern Wolfcamp Operations, Director	9,330
Danny L. Kellum	Executive Vice President, Permian Operations	Executive Vice President, Permian Operations, Director	2,292

Name	Pioneer Position	Pioneer USA Position	Amount Beneficially Owned
Frank W. Hall	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer	8,000
Thomas D. Arthur	Director, Independent Businessman	None	0
Edison C. Buchanan	Director, Independent Businessman	None	0
Andrew F. Cates	Director, Managing Member, Value Acquisition Fund	None	0
R. Hartwell Gardner	Director, Independent Businessman	None	0
Larry R. Grillot	Director, Dean of Mewbourne College of Earth and Energy at the University of Oklahoma	None	0
Stacy P. Methvin	Director, Independent Businesswoman	None	0
Charles E. Ramsey, Jr.	Director, Independent Businessman	None	0
Frank A. Risch	Director, Independent Businessman	None	0
J. Kenneth Thompson	Director, President and Chief Executive Officer, Pacific Star Energy, LLC	None	0
Jim A. Watson	Director, Senior Counsel at Carrington, Coleman, Sloman & Blumenthal, LLP	None	0
Phoebe A. Wood	Director, Independent Businesswoman	None	0

(b) The principal business address and principal office address of the executive officers and directors listed above is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.

(c) The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer/director of Pioneer and Pioneer USA, except as otherwise noted.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), will consist entirely of newly issued shares of Pioneer common stock as described in Item 4.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

The Reporting Persons have entered into an Agreement and Plan of Merger dated as of August 9, 2013 (the “Merger Agreement”), by and among Pioneer, Pioneer USA, PNR Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Pioneer (“MergerCo”), the Issuer, and Pioneer Natural Resources GP LLC, a Delaware limited liability company and the general partner of the Issuer (“Pioneer Southwest GP”).

Pioneer USA owns 100% of the membership interests in Pioneer Southwest GP and 52.4% of the outstanding Common Units. Pursuant to the Merger Agreement, MergerCo will merge with and into the Issuer at the effective time of the merger, with the Issuer surviving the merger (the “Merger”) such that following the Merger, Pioneer Southwest GP will remain a wholly-owned subsidiary of Pioneer USA and the sole general partner of the Issuer, and Pioneer USA will be the sole limited partner of the Issuer. Except for the Common Units owned by Pioneer USA, all of the Common Units outstanding as of the effective time of the Merger will be cancelled and converted into the right to receive 0.2325 of a share of common stock, par value $0.01 per share, of Pioneer (“Pioneer common stock”) per Common Unit. Regular quarterly distributions on the Common Units, not to exceed $0.52 per Common Unit per quarter (which $0.52 per Common Unit is equivalent to the most recent distribution declared for the quarter ended June 30, 2013), will continue until the closing of the Merger. Regular distributions for a quarter are declared late in the first month following such quarter, and no distribution will be paid for a quarter if the Merger closes prior to the normal declaration date for such quarter. No fractional shares of Pioneer common stock will be issued in the Merger. In lieu of receiving any fractional share of Pioneer common stock to which any holder of Common Units would otherwise have been entitled, after aggregating all fractions of shares to which such holder would be entitled, any fractional share will be rounded up to a whole share of Pioneer common stock. The parties anticipate that the Merger will close in the fourth quarter of 2013, pending certain conditions thereto.

The Merger Agreement contains customary representations, warranties, covenants and agreements by each of the parties. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Merger Transactions”), by the affirmative vote of holders of a majority of the outstanding Common Units entitled to vote on such proposal at a special meeting of the unitholders; (2) all required filings, consents, approvals, permits and authorizations in connection with the Merger having been made or obtained; (3) the absence of certain legal injunctions or impediments prohibiting the Merger Transactions; (4) the effectiveness of a registration statement on Form S-4 with respect to the issuance of shares of Pioneer common stock in the Merger; and (5) approval for the listing, subject to official notice of issuance, on the New York Stock Exchange of the Pioneer common stock to be issued in the Merger.

The Merger Agreement contains provisions granting both Pioneer and the Issuer the right to terminate the Merger Agreement for certain reasons, including, among others, if: (1) the Merger is not completed on or before March 17, 2014; (2) any governmental authority has issued a final and nonappealable statute, rule, order, decree or regulation enjoining or prohibiting consummation of the Merger; (3) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement which is not cured within 30 days following receipt by the breaching party of written notice from the non-breaching party; (4) the Issuer does not obtain the requisite unitholder approval of the Merger Agreement and the Merger Transactions at a special meeting of unitholders; or (5) either the Pioneer Southwest GP board of directors or the conflicts committee thereof (the “Pioneer Southwest Conflicts Committee”), in accordance with the Merger Agreement, changes its recommendation to the unitholders of the Issuer with respect to approving the Merger Agreement and the Merger Transactions or publicly proposes to approve, adopt or recommend another proposal or offer from a third party relating to the acquisition of the Issuer (a “Pioneer Southwest Change in Recommendation”).

All costs and expenses incurred in connection with the Merger Agreement and the Merger Transactions will be paid by the party incurring such costs and expenses, except that the Issuer will pay the expenses incurred by Pioneer if a Pioneer Southwest Change in Recommendation occurs, and if the Merger Agreement is terminated due to a material breach, the breaching party will pay the expenses incurred by the non-breaching party, in each case not to exceed $1.5 million.

The Pioneer Southwest Conflicts Committee unanimously approved the Merger Agreement and the Merger Transactions and determined that the Merger Agreement and the Merger Transactions are fair and reasonable to and in the best interests of the holders of Common Units unaffiliated with Pioneer and the Issuer. This action of the Pioneer Southwest Conflicts Committee constitutes “Special Approval” of the Merger Agreement and the Merger Transactions under the Issuer’s partnership agreement. The Pioneer Southwest Conflicts Committee recommended that the Pioneer Southwest GP board of directors make the same approval and determination as the Pioneer Southwest Conflicts Committee. Based in part on this approval and determination, Special Approval and recommendation, the Pioneer Southwest GP board of directors approved the Merger Agreement and the Merger Transactions (such approval being unanimous among the independent directors, with the non-independent directors of Pioneer Southwest GP recusing themselves from the consideration and vote on such approval) and determined that the Merger Agreement and the Merger Transactions are fair and reasonable to and in the best interests of the holders of Common Units unaffiliated with Pioneer and the Issuer. The Pioneer Southwest GP board of directors caused Pioneer Southwest GP to approve the Merger Agreement and the Merger Transactions and directed that the Merger Agreement and the Merger Transactions be submitted to the unitholders of the Issuer at a special meeting of the unitholders for approval. The Pioneer Southwest Conflicts Committee and the Pioneer Southwest GP board of directors recommended that the unitholders of the Issuer vote in favor of the proposal to approve the Merger Agreement and the Merger Transactions (the “Merger Proposal”) at the special meeting of the unitholders.

In connection with the Merger Agreement, Pioneer, Pioneer USA, MergerCo, the Issuer and Pioneer Southwest GP entered into a voting agreement on August 9, 2013 (the “Voting Agreement”). Pursuant to the Voting Agreement, Pioneer, Pioneer USA and MergerCo have agreed to vote the Common Units owned by them in favor of the Merger Proposal, including the

18,721,200 Common Units currently held by Pioneer USA, which units represent 52.4% of the outstanding Common Units and therefore constitute a sufficient number of Common Units to approve the Merger Proposal at the special meeting of the unitholders. The Voting Agreement will terminate upon the earliest of (i) the completion of the Merger, (ii) the termination of the Merger Agreement, and (iii) the mutual written agreement of the parties.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are attached as Exhibit 2.1 and Exhibit 10.4 hereto, respectively, and incorporated herein by reference into this Item 4.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibit 2.1 and Exhibit 10.4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

2.1	Agreement and Plan of Merger dated as of August 9, 2013, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc., PNR Acquisition Company, LLC, Pioneer Southwest Energy Partners L.P., and Pioneer Natural Resources GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34032, filed with the Commission on August 12, 2013).

10.4	Voting Agreement dated as of August 9, 2013, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc., PNR Acquisition Company, LLC, Pioneer Southwest Energy Partners L.P., and Pioneer Natural Resources GP LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34032, filed with the Commission on August 12, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2013	PIONEER NATURAL RESOURCES COMPANY

	By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President and General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2013	PIONEER NATURAL RESOURCES USA, INC.

	By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President and General Counsel

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibits:

2.1	Agreement and Plan of Merger dated as of August 9, 2013, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc., PNR Acquisition Company, LLC, Pioneer Southwest Energy Partners L.P., and Pioneer Natural Resources GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34032, filed with the Commission on August 12, 2013).

10.4	Voting Agreement dated as of August 9, 2013, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc., PNR Acquisition Company, LLC, Pioneer Southwest Energy Partners L.P., and Pioneer Natural Resources GP LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34032, filed with the Commission on August 12, 2013).